	ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	AUSTIN DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK RIYADH WASHINGTON

June 21, 2007

VIA FACSIMILE AND EDGAR Mr. Donald F. Delaney Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 7010 Washington, D.C. 20549-7010	J. David Kirkland, Jr. 713.229.1101 FAX 713.229.7701 david.kirkland@bakerbotts.com

Re:	Schlumberger N.V. (Schlumberger Limited)

Form 10-K for the Fiscal Year Ended December 31, 2006/Filed on February 16, 2007

Supplemental Response Letter Dated May 15, 2007

File No. 001-04601

Dear Mr. Delaney:

As I indicated by telephone today to Jack Guggenheim of the office of Global Security Risk, Schlumberger has advised that it expects to be able to respond by the week of July 9, 2007 to the comments of the staff of the Securities and Exchange Commission contained in the letter dated May 31, 2007. The additional time should be sufficient to compile the information needed to respond to the comments.

If you have any questions, please call me at 713.229.1101, Sean T. Wheeler at 713.229.1268 or Patrick Whitman at 713.229.4062.

Very truly yours,

/s/ J. David Kirkland, Jr.

cc:	Mr. Karl Hiller

Branch Chief

Securities and Exchange Commission

Mr. Jack Guggenheim

Securities and Exchange Commission

Ms. Ellen Summer

Schlumberger Limited

Mr. Sean T. Wheeler

Mr. Patrick Whitman

Baker Botts L.L.P.